UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 12, 2021

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ArcelorMittal is providing on this Form 6-K (i) its table of capitalization and indebtedness as of March 31, 2021, (ii) certain recent developments and (iii) its earnings release for the first quarter of 2021.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Table of Capitalization and Indebtedness
Exhibit 99.2	Certain Recent Developments
Exhibit 99.3	ArcelorMittal’s Earnings Release for the First Quarter of 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date: May 12, 2021

By:	/s/ Henk Scheffer
Name: Henk Scheffer
Title: Group Secretary & Group Compliance & Data Protection Officer

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Table of Capitalization and Indebtedness
Exhibit 99.2	Certain Recent Developments
Exhibit 99.3	ArcelorMittal’s Earnings Release for the First Quarter of 2021